SCHEDULE 13G

Reg. ss. 240.13d-102. Information to be included in statements filed pursuant to ss. 240.13d(1) (b), (c) and (d) and amendments thereto filed pursuant to ss. 240.13d-2.



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                        SOUTH BRANCH VALLEY BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     836730
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           | |  Rule 13d-1(b)
           |X|  Rule 13d-1(c)
           | |  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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CUSIP No.   836730
          -----------------

       1.  Names of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only)

           JOHN W. CRITES  ###-##-####
--------------------------------------------------------------------------------


       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
               ----

           (b)  X
               ----
--------------------------------------------------------------------------------


       3.  SEC Use Only
                         ---------------------------------
--------------------------------------------------------------------------------


       4.  Citizenship or Place of Organization: UNITED STATES
                                                -----------------
--------------------------------------------------------------------------------

Number of    5. Sole Voting Power     57,287
Shares Bene-                       ------------
ficially
Owned        6. Shared Voting Power
by Each                             -------------
Reporting    7. Sole Dispositive Power  57,287
Person With:                           -----------
             8. Shared Dispositive Power
                                        -----------
--------------------------------------------------------------------------------
       9.  Aggregate Amount Beneficially Owned by Each Reporting Person  57,287
                                                                        -------
--------------------------------------------------------------------------------

       10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              -------------------------

--------------------------------------------------------------------------------

       11. Percent of Class Represented by Amount in Row (11)      9.7
                                                              -----------
--------------------------------------------------------------------------------

       12. Type or Reporting Person (See Instructions)   IN
                                                       ---------

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                  ATTACHMENT TO SCHEDULE 13G OF JOHN W. CRITES
Item 1.
       (a) Name of Issuer                   SOUTH BRANCH VALLEY BANCORP, INC.
       (b) Address of Issuer's Principal    310 N. MAIN STREET
           Executive Offices                MOOREFIELD, WV 26836

Item 2.
       (a) Name of Person Filing                       JOHN W. CRITES
       (b) Address of Principal                        46 POINT DRIVE
           Business Office or, if none, Residence      PETERSBURG, WV 26847
       (c) Citizenship                                 U.S.
       (d) Title of Class of Securities                COMMON
       (e) CUSIP Number                                836730

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (a) o    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o);
       (b) o    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
       (c) o    Insurance company as defined in section 3(a)(19) of the Act
                (15 U. S. C. 78c);
       (d) o    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8);
       (e) o    An investment adviser in accordance withss.240.13d-1(b)(1)(ii)
                (E);
       (f) o    An employee benefit plan or endowment fund in accordance with
                240.13d-1(b)(1)(ii)(F);
       (g) o    A parent holding company or control person in accordance with
                240.13d-1(b)(1)(ii)(G);
       (h) o    A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);
       (i) o    A  church  plan  that  is  excluded  from  the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
       (j) o Group, in accordance with  240.13d-1(b)(1)(ii)(J).

THIS SECTION IS N/A FOR THIS FILING.




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Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:               57,287.
                                        -------------------------------
       (b) Percent of class:                          9.7.
                                        -------------------------------

       (c) Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote              57,287
          (ii)      Shared power to vote or to direct the vote                 0
          (iii)     Sole power to dispose or to direct the disposition of 57,287
          (iv)      Shared power to dispose or to direct the disposition of    0

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss. 240.13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

       This statement is being not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

          Allegheny Wood Products, Inc., a corporation principally owned by Mr. Crites, owns 23,905, or 4.04% of these shares. Allegheny Wood Products, Inc. has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares. Mr. Crites derives his aggregate beneficial ownership from these shares and the 33,382 shares directly owned by Mr. Crites.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       A parent holding company has not filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), or pursuant to Rule 13d-1(c) or Rule 13d- 1(d).

Item 8.   Identification and Classification of Members of the Group

       This schedule has not been filed by a group.

Item 9.    Notice of Dissolution of Group

       This filing does not pertain to a dissolution of a group.

Item 10.   Certification

       (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       JANUARY     22,     1999
                                                       ------------------------
                                                                 Date

                                                       /s/   JOHN   W.   CRITES
                                                       ------------------------
                                                                Signature

                                                       JOHN W. CRITES, DIRECTOR
                                                       ------------------------
                                                              Name/Title



       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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